Mail Stop 6010

January 17, 2007

David H. Gransee
Vice President and Chief Financial Officer
Veri-Tek International, Corp.
50120 Pontiac Trail
Wixom, Michigan 48393

>	**Re:**	**Veri-Tek International, Corp.**
>		**Registration Statement on Form S-3 and**
>		**Documents Incorporated by Reference Therein**
>		**Filed December 21, 2006**
>		**File No. 333-139576**

Dear Mr. Gransee:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	We note that on December 4, 2006 you filed a current report on Form 8-K announcing the completion of your acquisition of all of the assets of Liftking Industries, Inc. Please provide all required financial information prior to requesting acceleration of the effective date of your registration statement. Refer to Instruction to Item 9.01 of Form 8-K. If you believe that any financial information may be omitted due to the significance of the transaction or otherwise, please provide us detailed calculations supporting your conclusions. Please note that at the time the report of the independent auditors is filed, you should file the consent of the independent auditors to the incorporation by reference of their report into your registration statement.

<u>Exhibit 23.1 Consent of Freedman & Goldberg CPAs, P.C., page E-2</u>

2.   We note the following from your independent auditors' consent:

- Your independent auditors have consented to the use of their audit report dated <u>March 31, 2006</u>. However, the independent audit report contained in your December 31, 2005 Form 10-K is dated <u>March 13, 2006</u>.

- Your independent auditors have consented to the use of their audit report on your financial statements for the year ended December 31, 2005. However, the independent audit report contained in your December 31, 2005 Form 10-K refers to financial statements as of and for the <u>two</u> years ended December 31, 2005.

Please provide a currently dated and signed consent of your independent accountants with the filing of your next amendment that addresses the items above.

3.   We note the report of independent auditors included in Amendment No. 1 to your current report on Form 8-K/A filed on September 19, 2006 which has been incorporated by reference into your registration statement. Please file as an exhibit to your registration statement the consent of the independent auditors to the incorporation by reference of their report into your registration statement.

<u>Form 10-K for the Year Ended December 31, 2005</u>

<u>General</u>

4.   Please revise your filing include the quarterly selected data required by Item 302 of Regulation S-K.

<u>Item 8. Financial Statements and Supplementary Data, page 30</u>

5.   Please revise your filing to include your audited statement of operations and statement of cash flows for the year ended December 31, 2003 and the associated audit report(s). Refer to Rule 3-02(a) of Regulation S-X.

Report of Independent Registered Public Accountant, page 31

6.   We note your independent auditors did not render an opinion that your financial
        statements were presented fairly, in all material respects, in conformity with
        US GAAP. Please have your independent auditors revise its report to state, if
        true, that your financial statements are presented fairly in all material respects in
        conformity with US GAAP. Refer to Public Company Accounting Oversight
        Board Auditing Standard No. 1.

7.   Further to the above, we note that the fourth paragraph contained in your
        independent auditors' report refers to supplemental information that was included
        on pages 14 and 15.   However, it appears that this information is located on
        pages 47 and 48. Please have your independent auditors revise its report to
        accurately reference the page numbers that your supplemental information is
        located on within your filing.

Statement of Operations, page 33

8.   We note on page 48 that you have classified $168,582 and $1,565,000 of
        unrealized losses in excess of your billings for fiscal year 2005 and 2004,
        respectively, within selling, general, and administrative expenses. Please tell us
        why you believe it is appropriate to record these costs as selling, general and
        administrative costs rather than as cost of sales. Tell us how you have considered
        the guidance in paragraphs 85-89 of SOP 81-1.

Notes to the Financial Statements, 36

Note A. Nature of Operations and Summary of Significant Accounting Policies, page 36

9.   Please revise your notes to the financial statements to provide the entity-wide
        disclosures required by paragraphs 36-39 of SFAS 131.

-(8) Inventory, page 37

10.   We note here and on page 43 that you have capitalized inventory that includes
        various machines developed for demonstration equipment. Please revise your
        filing to address the following:

        • The nature of the demonstration systems and your accounting policies related
          to the systems;
        • The amount of demonstration equipment included within inventory and plant,
          property, and equipment as of December 31, 2005 and 2004;

- The basis at which transfer your equipment from inventory to plant, property, and equipment;
- The contractual terms through which you loan the systems, including the typical term of the loan, any associated requirements that the borrower purchase any disposable products or services; and
- Describe how you record amortization expense, how it is reflected in the financial statements and why you believe the classification is appropriate.

-(11) Research and Development Expenses, page 37

11.   You state that amounts payable to third parties are recorded at the earlier of milestone achievement or when payments become contractually due. Please revise the filing to clarify how this policy complies with paragraph 12 of SFAS 2.

-(16) Computation of Earnings Per Share, page 38

12.   We note from your disclosures here and on page 27 that your fully diluted loss per share includes the impact of the potential conversion of your subordinated convertible debt to common stock as a result of your adoption of EITF 04-08. In light of the fact that the effect of including these shares is antidilutive, please revise to exclude the shares in the computation of your diluted net loss per share. Refer to paragraph 16 of SFAS 128 and paragraph 4 of EITF 04-08.

13.   Further to the above, please revise your filing to disclose any anti-dilutive securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the periods presented. Refer to the guidance in paragraph 40(c) of SFAS 128.

Note H. Income Taxes, page 42

14.   We note that you present a deferred income tax asset of $3.1 million and $2 million as of December 31, 2005 and 2004, respectively. You state that you believe it is more likely than not that all of the deferred tax assets will be realized. Giving specific consideration to negative evidence such as cumulative losses in recent years, tell us and revise your note here and your critical accounting policies in MD&A to discuss why you believe that it is more likely than not that all of the deferred tax assets will be realized. Refer to the guidance provided in paragraphs 17(e) and 20-25 of SFAS 109.

Note O. Initial Public Offering, page 44

15.   Please reconcile your disclosures here, which disclose net proceeds from the February 14, 2005 and March 2, 2005 offerings of $16,042,500 with your disclosure on the statements of cash flows, which shows net proceeds of $15,057,064.

Form 10-Q for the Quarter Ended September 30, 2006

Condensed Consolidating Balance Sheet, page 3

16.   We note the line item "deferred gain on sale of building." It appears this deferred gain was recorded in connection with the sale-leaseback of your Georgetown, TX facility. Please revise the notes to disclose your accounting policy with respect to the sale-leaseback and the deferred gain.

Statements of Cash Flows, page 5

17.   We note from your disclosures in Note 3 and Note 9 that the acquisition of Quantum Value Management (QVM) was funded in part by the issuance of a $1.1 million promissory note to the former Members of QVM. We note that your statement of cash flows presents a cash inflow from financing activities and a cash outflow from investing activities relating to this note. Please tell us why you believe it is appropriate to reflect a cash inflow and a cash outflow relating to this note considering that it does not appear that there were any related cash receipts or cash payments. Alternatively, revise the filing to remove the effects of this promissory note from your statement of cash flows and separately disclose the note as a non-cash investing and financing activity. Refer to paragraph 32 of SFAS 95.

Notes to the Consolidated Financial Statements, page 6

Note 2. Basis of Presentation, page 6

18.   We note that you provide warranties to your customers and that you estimate the warranties based upon the percentage of revenues. Please tell us and revise your filing to disclose the nature of the warranties that you provide to your customers. In addition, provide additional details regarding how you estimate the warranty liability. Finally, provide the disclosures required by paragraph 14 of FIN 45.

-Impairment of Long-lived Assets, page 7

19.   You state here and on page 15 that you review your long-lived assets, including
        property and equipment, goodwill and other identifiable intangible assets for
        impairment in accordance with SFAS 121. Please note that SFAS 121 has been
        superseded by SFAS 142 and SFAS 144. Please revise your financial statements
        to comply with SFAS 142 and SFAS 144, as appropriate.

Note 3. Acquisition, page 7

20.   We note that you issued 234,875 shares of your common stock as part of the
        consideration for the purchase of Quantum Value Management, LLC. Please
        revise to disclose how you determined the fair value of your common stock
        issued. Refer to the guidance in EITF 99-12 and paragraph 51(d) of SFAS 141.

21.   We note that the excess of the purchase price over the net assets acquired in this
        transaction resulted in goodwill of approximately $24.8 million. Tell us and
        revise this note to discuss the factors that contributed to a purchase price that
        resulted in recognition of a significant amount of goodwill. Refer to
        paragraph 51(b) of SFAS 141.

Exhibit 31.1 and 31.2

22.   We note that the identification of the certifying individuals at the beginning of
        each of the certifications required by Exchange Act Rule 13a-14(a) does not
        correspond with the individuals who signed the certifications. Please file an
        amendment to the Form 10-Q as of September 30, 2006 that includes the entire
        periodic report and new, corrected certifications of each of your current principal
        executive officer and principal financial officer.

Form 8-K Filed on 7/10/06 as Amended on September 19, 2006

Exhibit 23.1 and 23.2

23.   We note that you have included consents of your independent public accounting
        firm and of the independent public accounting firm for QVM, L.L.C. The
        consents do not appear to be in the proper form as they are not signed by the
        independent public accounting firms. Further, the consent on Exhibit 23.2 refers
        to audit reports on your June 30, 2006 and June 30, 2005 financial statements,
        however, we do not see where audit reports were issued on these interim periods.
        Please note that Rule 3-05 and Article 11 of Regulation S-X do not include a
        specific requirement that you include consents for the financial statements. Please
        revise the Form 8-K to remove the consents.

Exhibit 99.2 Audited Financial Statements and Supplemental Information of QVM,
L.L.C. for the Three Years Ended December 31, 2005, 2004, and 2003

Note 1. Summary of Accounting Principles

- Principles of Consolidation

24.   We note your disclosure here that as of December 31, 2004, Quantum Value
        Partners, L.P. (QVP) held an equity interest in Veri-Tek International. In 2005,
        QVP distributed all of its assets to Quantum Value Management (QVM) and
        QVM subsequently distributed the stock holdings of Veri-Tek International to the
        members of QVM. You state that the 2005 financial statements only reflect the
        accounts of QVM and Manitex, L.L.C. Please address the following comments:

        •   Please tell us the exact date that QVM distributed its stock holdings of Veri-
            Tek International to the members of QVM;
        •   Please tell us how QVM has reflected the results of operations of Veri-Tek
            International for the period from January 1, 2005 through the date of
            distribution to the members of QVM in its financial statements for the year
            ended December 31, 2005; and
        •   Please tell us how your pro forma statement of income for the year ended
            December 31, 2005 considers QVM's control of Veri-Tek International from
            January 1, 2005 through the date of distribution to the members of QVM.

        Please be detailed in your response. We may have further comment after receipt
        of your response.

Exhibit 99.4

General

25.   Please revise your introductory paragraph to clarify that your pro forma financial
        statements give effect to the purchase of QVM, L.L.C. rather than VCC and to
        clearly describe the terms of the transaction including the consideration given and
        any liabilities assumed. Refer to Rule 11-02(b)(2) of Regulation S-X.

Unaudited Pro forma Consolidated Statement of Income for the Year Ended
December 31, 2005

26.   Please revise the presentation in the pro forma financial statements to only include
        the portion of QVM, L.L.C.'s income statement through the line item "income

from continuing operations." Refer to Rule 11-02(b)(5) of Regulation S-X and Instruction 1 to Rule 11-02(b) of Regulation S-X.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

27.   We note that the purchase price allocation presented in the pro forma balance sheet as of June 30, 2006 differs from the purchase price allocation presented in your September 30, 2006 Form 10-Q. Specifically, we note that your pro forma balance sheet as of June 30, 2006 reflects $1.0 million for QVM property and equipment whereas Note 3 of your September 30, 2006 Form 10-Q indicates $5.9 million was allocated to building and equipment. Please tell us why these amounts differ from the initial purchase price allocation to the purchase price allocation shown in your Form 10-Q. As appropriate, revise your disclosures of the acquisition in your financial statements to clearly explain the nature and amount of any material adjustments made to the initial allocation of the purchase price. Refer to paragraph 51(h) of SFAS 141.

28.   Reference is made to adjustment (g) which gives effect to the application of the cash balance of the acquirer to pay down the debt of the acquiree. Please tell us why you believe this adjustment complies with Rule 11-02(b)(6) of Regulation S-X.

29.   We note that as part of the acquisition, you issued a $1.1 million promissory note to the former members of QVM. Please tell us why you have not presented a pro forma adjustment that gives effect to the additional interest expense relating to this promissory note.

Form 8-K dated November 30, 2006

30.   We note that on December 4, 2006 you filed a current report on Form 8-K announcing the completion of your acquisition of all of the assets of Liftking Industries, Inc. Please provide all required financial information pursuant to Rule 3-05 and Article 11 of Regulation S-X prior to requesting acceleration of the effective date of your registration statement. Refer to Instruction to Item 9.01 of Form 8-K. If you believe that any financial information may be omitted due to the significance of the transaction or otherwise, please provide us detailed calculations supporting your conclusions. Please note that at the time the report of the independent auditors is filed, you should file the consent of the independent auditors to the incorporation by reference of their report into your registration statement.

* * * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter with your responses and any amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments and any amendments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. You may contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3444 with any questions.

Sincerely,

Perry Hindin
Special Counsel

cc (via fax):   Patrick Daugherty, Esq.
                Carolyn Long, Esq.